Exhibit 99.1

                            Explanation of Responses

(1) Represents shares of common stock issuable upon conversion of 107 shares of Series A Convertible Preferred Stock sold by the reporting person on February 6, 2008. The conversion terms of such shares of Series A Convertible Preferred Stock are more fully described in note 2 below.

(2) After giving effect to the sale described in note 1 above, represents shares of common stock issuable upon conversion of 83,810 shares of Series A Convertible Preferred Stock convertible beginning on July 31, 2008 for the number of shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price. The number of shares of common stock issuable upon conversion of such shares of Series A Convertible Preferred Stock will depend upon the conversion price which will be the product of 0.83 multiplied by the volume weighted average sale price on the New York Stock Exchange or other principal securities exchange upon which the issuer's common stock is then listed for the 22 trading days beginning on and including February 1, 2008 (disregarding the trading days during such period having the highest and lowest volume weighted average sale price), subject to certain adjustments contained in the issuer's Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock. The holders of Series A Convertible Preferred Stock have the right to elect several members of the issuer's board of directors. As a result, the reporting person may be deemed a director by designation, though nothing in this report shall be an admission that the reporting person is such a director.

(3) No Expiration Date.